      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 GREAT WESTERN

                             FINANCIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                 GREAT WESTERN
                             FINANCIAL CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ACCOMPANYING PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   391442100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             J. LANCE ERIKSON, ESQ.

            EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                      GREAT WESTERN FINANCIAL CORPORATION
                              9200 OAKDALE AVENUE
                          CHATSWORTH, CALIFORNIA 91311
                                 (818) 775-3411
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                            PETER ALLAN ATKINS, ESQ.
                            FRED B. WHITE III, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Great Western Financial Corporation, a Delaware corporation ("Great Western"). The address of the principal executive offices of Great Western is 9200 Oakdale Avenue, Chatsworth, California 91311. The title of the class of equity securities to which this Statement relates is Great Western's common stock, par value $1.00 per share (the "Great Western Common Stock"), including the accompanying Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 27, 1995, between Great Western and First Chicago Trust Company of New York, as Rights Agent (the "Great Western Rights Plan"). Except where the context otherwise requires, all references herein to the Great Western Common Stock shall include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to an exchange offer described in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on May 13, 1997 (the "Ahmanson Form S-4") by H.F. Ahmanson & Company, a Delaware corporation ("Ahmanson"), to exchange Ahmanson common stock, par value $0.01 per share ("Ahmanson Common Stock"), for all of the outstanding shares of Great Western Common Stock. The Ahmanson S-4 has not yet been declared effective. According to a preliminary prospectus included in the Ahmanson Form S-4 (the "Ahmanson Preliminary Prospectus"), Ahmanson intends to offer, upon the terms and subject to the conditions set forth in the Ahmanson Preliminary Prospectus and in a related Letter of Transmittal (together, the "Ahmanson Exchange Offer"), to exchange shares of Ahmanson Common Stock for each outstanding share of Great Western Common Stock validly tendered on or prior to the Expiration Date (as defined in the Ahmanson Preliminary Prospectus) of the Ahmanson Exchange Offer and not properly withdrawn. Each such share of Ahmanson Common Stock would be entitled to receive shares of Ahmanson Common Stock equal to the quotient (rounded to the nearest 1/100,000) determined by dividing $50.00 by the average of the high and low sales prices of the Ahmanson Common Stock (as reported on the New York Stock Exchange Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) on each of the twenty consecutive trading days ending with the third trading day immediately preceding the Expiration Date, subject to a minimum ratio of 1.10 (which would apply when such average closing price is $45.45 or above) and a maximum ratio of 1.20 (which would apply when such average closing price is $41.67 or below).

     According to the Ahmanson Preliminary Prospectus, Ahmanson intends, as soon as practicable after consummation of the Ahmanson Exchange Offer, to seek to merge Great Western with and into Ahmanson.

     According to the Ahmanson Preliminary Prospectus, the principal executive offices of Ahmanson are located at 4900 Rivergrade Road, Irwindale, California 91706.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of Great Western, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between Great Western or its affiliates and certain of Great Western's directors and executive officers ("Compensation Arrangements") are described on pages 17-33 of the proxy statement (the "Annual Meeting Proxy Statement"), dated May 12, 1997, sent by Great Western to its stockholders in connection with Great Western's Annual Meeting of Stockholders scheduled to be held on June 13, 1997 (the "Annual Meeting"). A copy of these pages of the Annual Meeting Proxy Statement is filed as Exhibit 1 hereto and is incorporated herein by reference. Additional Compensation Arrangements are described under the heading "The Washington Mutual/Great Western Merger -- Interests of Certain Persons in the Washington Mutual/Great Western Merger" at pages 70-75 in the Joint Proxy Statement/Prospectus of Great Western, dated May 13, 1997 (the "Joint Proxy Statement/Prospectus"), sent by Great Western to its stockholders in connection with Great Western's Special Meeting of Stockholders also scheduled to be held on June 13, 1997. A copy of these pages of the Joint Proxy Statement/Prospectus is filed as Exhibit 2 hereto and is incorporated herein by reference.

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     The consummation of the Ahmanson Exchange Offer on the terms described in the Ahmanson Preliminary Prospectus would constitute a Change in Control (as defined on page 5 of Exhibit 1) for purposes of the Compensation Arrangements.

     Except as described herein or in Exhibit 1 and Exhibit 2 hereto, to the knowledge of Great Western, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Great Western or its affiliates and (i) Great Western, its executive officers, directors or affiliates or (ii) Ahmanson or its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) and (b). On March 5, 1997, Great Western, Washington Mutual, Inc. ("Washington Mutual") and New American Capital, Inc., a wholly owned subsidiary of Washington Mutual ("NACI"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction or waiver of certain conditions, Great Western will be merged with and into NACI (the "Washington Mutual/ Great Western Merger"). The Merger Agreement is filed as
Exhibit 3 hereto and is incorporated herein by reference. At the effective time of the Washington Mutual/Great Western Merger, (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares (the "Exchange Ratio") of Washington Mutual common stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western preferred stock will be converted into a share of Washington Mutual preferred stock with substantially identical terms, preferences, limitations, privileges and rights.

     AS MORE FULLY DESCRIBED BELOW, THE GREAT WESTERN BOARD, BY UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT, HAS RECOMMENDED THAT GREAT WESTERN STOCKHOLDERS REJECT THE AHMANSON EXCHANGE OFFER AND, IF AND WHEN SUCH OFFER IS COMMENCED, NOT TENDER THEIR SHARES OF GREAT WESTERN COMMON STOCK PURSUANT TO THE AHMANSON EXCHANGE OFFER. THE GREAT WESTERN BOARD, BY UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT, HAS ALSO REAFFIRMED ITS DETERMINATION THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, GREAT WESTERN AND ITS STOCKHOLDERS.

     On the evening of February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, telephoned John F. Maher, President and Chief Executive Officer of Great Western, with a request to meet that evening to discuss a merger of Ahmanson and Great Western. Mr. Maher declined to meet and informed Mr. Rinehart that such a meeting could take place only after Mr. Maher discussed the matter with the Great Western Board and Great Western's management and legal and financial advisors. The conversation between Mr. Maher and Mr. Rinehart was the first regarding a potential merger of the two companies since October 1995, when Mr. Maher informed Mr. Rinehart that a Great Western and Ahmanson combination did not advance the strategic objectives of Great Western or the interests of its stockholders and that, therefore, Great Western was not interested in pursuing a business combination with Ahmanson. Following his February 17, 1997 telephone call, Mr. Rinehart delivered a letter to Mr. Maher outlining a proposed transaction (the "Original Ahmanson Proposal") whereby Great Western would be merged with and into Ahmanson in a tax-free transaction to be accounted for as a purchase. Under the terms of the Original Ahmanson Proposal, each share of Great Western Common Stock would have been exchanged for 1.05 shares of Ahmanson common stock. Prior to the receipt of the Original Ahmanson Proposal, Great Western had not been considering a business combination, strategic or otherwise, with any third parties.

     On the morning of February 18, Ahmanson issued a press release describing the Original Ahmanson Proposal and held an analyst conference call to discuss its views as to the merits of such proposal. Also that morning, Ahmanson filed with the Commission preliminary solicitation materials relating to a consent solicitation by Ahmanson in favor of an amendment to Great Western's By-Laws and a non-binding stockholder resolution and to a proposed proxy solicitation by Ahmanson in connection with Great Western's annual meeting of stockholders seeking the adoption of additional by-law amendments and the election of three Ahmanson-nominated directors to the Great Western Board.

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     On the same day, Kerry K. Killinger, Chairman, President and Chief
Executive Officer of Washington Mutual, called Mr. Maher and indicated that he was following developments at Great Western and would be open to discussions with Mr. Maher if the Great Western Board determined that discussions were appropriate. Later that day, the Washington Mutual Board of Directors (the "Washington Mutual Board") met for its regularly scheduled meeting. At that meeting, Mr. Killinger discussed the Original Ahmanson Proposal with the directors. After the Washington Mutual Board meeting, Mr. Killinger had additional discussions with certain members of the Washington Mutual Board. The chief executive officer of a large super-regional bank (the "Other Interested Party") also called Mr. Maher that day to express similar interest. Mr. Maher informed both parties that the management of Great Western would need time to consult with the Great Western Board and its advisors in order to assess the situation.

     On the evening of February 18, the Great Western Board held a telephonic board meeting during which Mr. Maher discussed the receipt of the Original Ahmanson Proposal as well as the other actions taken by Ahmanson. Mr. Maher informed the Great Western Board of the two indications of interest that he had received that day. Representatives of Goldman, Sachs & Co. ("Goldman Sachs") and Merrill Lynch & Co. ("Merrill Lynch"), Great Western's financial advisors, and of Skadden, Arps, Slate, Meagher & Flom LLP, Great Western's special counsel, participated in the call. At such meeting, no action was taken by the Great Western Board with respect to the Original Ahmanson Proposal or with respect to the other two indications of interest.

     Later that week, Mr. Maher separately responded to both Mr. Killinger and the chief executive officer of the Other Interested Party. Mr. Maher stated that, as a condition to further discussions with Great Western, each party would be required to enter reciprocal confidentiality/standstill agreements. Mr. Maher also asked Washington Mutual and the Other Interested Party to submit preliminary due diligence request lists. Mr. Maher indicated that he would be meeting with the Great Western Board on the following Monday and, depending on the outcome of those discussions, there might be an opportunity for the interested parties to visit Great Western and conduct due diligence later in that week. Neither Mr. Maher nor any other members of Great Western management or Great Western's financial advisors contacted any representatives of Ahmanson.

     On February 20, Mr. Killinger discussed developments with certain members of the Washington Mutual Board. On February 21, Washington Mutual and Great Western entered into a reciprocal confidentiality/standstill agreement and thereafter the parties exchanged confidential information regarding the businesses and operations of the two companies and their respective subsidiaries. Also on February 21, Great Western and the Other Interested Party entered into a reciprocal confidentiality/standstill agreement.

     Over the course of the week of February 17, Great Western's management and its financial advisors received inquiries from a few other potentially interested parties. These parties expressed interest in discussing possible transactions with Great Western, ranging from business combinations to the acquisition of only certain of Great Western's business lines or operations. However, none of the parties received confidential information, none of the discussions with any of these parties proceeded to a stage where confidentiality agreements were signed, and no formal indications of interest were ever received.

     On February 24, the Great Western Board met with its advisors to consider and analyze (i) the Original Ahmanson Proposal, (ii) continuing to operate as a stand-alone entity and to implement the strategic initiatives that had been previously undertaken to make Great Western more "bank-like," (iii) seeking a strategic partnership with either a larger or similar-sized bank or thrift holding company with a similar strategic focus and (iv) other possible alternative strategies (none of which the Great Western Board chose to pursue) for enhancing shareholder value, including the sale or spin-off of certain of Great Western's business lines and operations. After consideration of each of these alternatives, the Great Western Board determined that, in light of recent events and the value that each alternative could potentially yield, the best possible course for enhancing stockholder value would be to pursue a strategic business combination. Accordingly, the Great Western Board authorized the management of Great Western to pursue strategic business combinations and not to pursue any of the other alternatives considered.

     Mr. Maher called Mr. Killinger after the meeting of the Great Western Board and invited Washington Mutual to undertake a due diligence investigation of Great Western and to present a proposal for discussion on

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

March 3. On that same day, Mr. Maher extended the same offer to the chief executive officer of the Other Interested Party.

     During the week of February 24, Great Western's financial advisors made inquiries, on behalf of Great Western, of other potential strategic partners who had not previously contacted Great Western, although no formal proposals were made as a result of such inquiries.

     On February 25, the Other Interested Party commenced its due diligence investigation of Great Western and reviewed both public and non-public information concerning the business and operations of Great Western. This investigation lasted for two days. On March 2 and March 3 the Other Interested Party conducted further due diligence on Great Western.

     On February 26, Mr. Killinger traveled to California, where he met with Mr. Maher and discussed Great Western's operating progress, operating philosophies and objectives and the potential strategic benefits of a combination between the two companies. That same day, Washington Mutual began its on-site due diligence investigation of Great Western.

     From February 26 through March 1, members of Washington Mutual's officers' executive committee, other members of management, a due diligence team composed of representatives of different operational areas of Washington Mutual and Washington Mutual's advisors continued their intensive, on-site due diligence investigation of Great Western.

     On February 27, Great Western's legal advisors delivered a form of merger agreement to Washington Mutual and to the Other Interested Party and to each of their respective legal advisors.

     On March 3, Mr. Killinger and Mr. Craig E. Tall, Washington Mutual's Executive Vice President of Corporate Development, as well as certain representatives from Foster Pepper & Shefelman and Lehman Brothers, Washington Mutual's respective legal and financial advisors, traveled to Great Western's executive offices in Chatsworth, California. There they met with Messrs. James
F. Montgomery, Chairman of the Board; John F. Maher; Carl F. Geuther, Vice Chairman and Chief Financial Officer; A. William Schenck, Vice Chairman; J. Lance Erikson, Executive Vice President and General Counsel; other members of the Great Western management team; and representatives from Goldman Sachs and Merrill Lynch, financial advisors to Great Western. The meeting consisted primarily of a presentation by Mr. Killinger of the background and current status of Washington Mutual, a preliminary transaction proposal and exchange ratio, and a discussion of the possible benefits of a merger of Washington Mutual and Great Western.

     That same day, the Other Interested Party made a similar presentation to the Great Western directors and executive officers listed above and indicated a preliminary exchange ratio which had an implied value that was less than the then current implied value of Washington Mutual's preliminary exchange ratio. However, the Other Interested Party subsequently informed Great Western that it would not make a definitive proposal.

     Prior to and during the week of March 3, other members of Great Western's senior management team and representatives of its advisors conducted on-site and off-site due diligence reviews of Washington Mutual and the Other Interested Party during which both public and non-public information concerning such companies was reviewed by Great Western.

     On March 4, legal advisors of Great Western and Washington Mutual met for preliminary discussions of issues raised by Washington Mutual's initial response to the draft Merger Agreement proposed by Great Western, particularly Washington Mutual's request for a termination fee and a stock option agreement. Later that day, representatives of Goldman Sachs and Merrill Lynch telephoned Mr. Killinger and Mr. Tall and advised them that Great Western was interested in Washington Mutual's preliminary transaction proposal, but that the proposed exchange ratio was insufficient. Following that call, Mr. Killinger and Mr. Tall discussed the status of the negotiations with certain members of the Washington Mutual Board and, with their concurrence, Mr. Killinger proposed, subject to approval by the Washington Mutual Board and resolution of all outstanding issues, to increase the exchange ratio to 0.9 shares of Washington Mutual common stock for each share of Great Western Common Stock. Washington Mutual and Great Western's respective legal advisors met the next day to negotiate the Merger Agreement.

     At the meetings of the Great Western Board held on March 4 and March 5, the Great Western Board reviewed, with the assistance of its legal advisors, Great Western's management and legal and financial

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advisors, among other things, a summary of management's due diligence findings concerning Washington Mutual, presentations by management and Goldman Sachs and Merrill Lynch concerning the Washington Mutual proposal and the Original Ahmanson Proposal, the terms of the definitive Merger Agreement and both Goldman Sachs' and Merrill Lynch's fairness opinions concerning the Exchange Ratio. At these meetings, as well as at the above-described meetings, the Great Western Board specifically considered its obligations under state law with respect to discussions with Washington Mutual, Ahmanson and others and were advised by legal counsel. Based upon that review, and after consideration of other factors, the Great Western Board unanimously approved and authorized the execution of the Merger Agreement on the evening of March 5. At that meeting, the Great Western Board rescinded in its entirety Great Western's previously authorized share repurchase program.

     The Washington Mutual Board met on March 5 in person and telephonically to consider management's proposal for a merger with Great Western. With the assistance of Washington Mutual's legal and financial advisors, the Washington Mutual Board reviewed, among other things, management's due diligence findings concerning Great Western, presentations by management and Lehman Brothers concerning the merger proposal, the terms of the Merger Agreement and Lehman Brothers' fairness opinion concerning the Exchange Ratio. Based upon that review, the Washington Mutual Board, by unanimous vote of all directors present (with Messrs. Beighle, Bridge and Reed absent), approved and authorized the execution of the Merger Agreement on the evening of March 5. The Merger Agreement was executed and delivered by the parties shortly thereafter. Messrs. Beighle, Bridge and Reed subsequently expressed their approval of the Merger Agreement.

     On March 6, the proposed Washington Mutual/Great Western Merger was publicly announced.

     On March 17, 1997, Ahmanson announced that the Original Ahmanson Proposal had been revised to contemplate that each outstanding share of Great Western Common Stock would be converted into the right to receive not less than 1.10 nor more than 1.20 shares of Ahmanson common stock based upon a floating exchange ratio (as so revised, the "Ahmanson Proposal").

     On March 25, the Great Western Board met with its advisors to consider the Ahmanson Proposal. On March 26, 1997, Great Western announced that, after careful consideration of Ahmanson's request that Great Western provide information to and engage in negotiations or discussions with Ahmanson, the Great Western Board had unanimously determined not to authorize such actions. The Great Western Board also stated its belief that a combination of Great Western and Washington Mutual will provide Great Western's stockholders with a superior value opportunity and reiterated its strong commitment to the Washington Mutual/Great Western Merger as being in the best interests of Great Western's stockholders.

     On May 12, 1997, Ahmanson publicly announced that it intended to commence the Ahmanson Exchange Offer. Ahmanson filed the Ahmanson S-4 the following day.

     On May 19, 1997, the Great Western Board met to review, with the assistance of its legal advisors, Great Western management and Great Western's legal and financial advisors, the Ahmanson Exchange Offer, which contained the same financial terms as the Ahmanson Proposal considered by the Great Western Board at the meeting held on March 25, 1997. For the same reasons the Great Western Board determined to authorize the execution of the Merger Agreement and not to authorize negotiations with Ahmanson following the receipt of the Ahmanson Proposal (which reasons are set forth below), the Great Western Board, by unanimous vote of those directors present, determined that the Ahmanson Exchange Offer is not in the best interests of Great Western and its stockholders. Accordingly, the Great Western Board, by unanimous vote of those directors present, determined to recommend that Great Western stockholders reject the Ahmanson Exchange Offer and, if and when such offer is commenced, not tender their shares of Great Western Common Stock pursuant to the Ahmanson Exchange Offer. In making its determination, the Great Western Board noted that the current implied value of the Exchange Ratio was higher than that of the Ahmanson Exchange Offer for each of the two trading days ended May 19, 1997 and was less than 2% lower than that of the Ahmanson Exchange Offer for each of the four trading days ended May 15, 1997. A copy of the letter to Great Western's stockholders communicating the Great Western Board's recommendation and the press release relating thereto are filed as Exhibits 4 and 5 hereto and incorporated herein by reference. A copy of such letter is also attached hereto.

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

     At its May 19 meeting, the Great Western Board, by unanimous vote of those directors present, also reaffirmed its determination that the terms of the Washington Mutual/Great Western Merger are fair to, and in the best interests of, Great Western and its stockholders. Goldman Sachs and Merrill Lynch delivered to the Great Western Board their respective opinions, each dated May 19, 1997, that as of such date (i) the Exchange Ratio was fair to the stockholders of Great Western, in the case of the Goldman Sachs opinion and (ii) the Exchange Ratio was fair to the stockholders of Great Western from a financial point of view, in the case of the Merrill Lynch opinion. Copies of such opinions setting forth the assumptions made, matters considered and review undertaken are filed as Exhibits 10 and 11, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. Copies of such opinions are also attached hereto and Great Western stockholders are urged to read such opinions in their entirety.

     In reaching its determination to approve and adopt the Merger Agreement, at meetings of the Great Western Board held on March 4, and March 5, 1997, the Great Western Board considered the following factors:

          (i) the Great Western Board's familiarity with and review of Great Western's business, operations, financial condition and earnings on both an historical and a prospective basis, including Great Western's current strategic initiatives to, among other things, become more like a retail consumer bank;

          (ii) the Great Western Board's review, based in part on presentations by its financial advisors and Great Western management (which presentations took into account Washington Mutual's March 3 presentation described above), of (a) the strategy, business, operations, earnings and financial condition of Washington Mutual on both an historical and a prospective basis and (b) the historical stock price performance of the Washington Mutual common stock. In this regard, the Great Western Board noted that (I) Great Western and Washington Mutual possess compatible and complementary corporate cultures and, in recent years, have implemented similar strategies for enhancing profitability through the reduction of cost of funds and the development of new sources of revenue, (II) Washington Mutual has significant market presence in California, Washington, Oregon, Utah and, to a lesser extent, certain other Western states and that, as a result, the combined entity of Great Western and Washington Mutual (the "Combined Company") not only would be able to achieve the same market position in California (ranked third in deposits) that a merger with Ahmanson would bring, but would also have more geographically diverse assets and operations (pro forma at December 31, 1996 the Combined Company would have approximately 67%, 15%, 13% and 4% of its total deposits located in California, Washington, Florida and Oregon, respectively) and be less vulnerable to regional economic fluctuations and regional real estate market downturns and (III) in contrast to a combination with Ahmanson, the Combined Company would have (A) a stronger capital position to take advantage of future growth opportunities (At December 31, 1996, Ahmanson had a ratio of tangible common equity to total assets of 3.31% (which is expected to decrease based on Ahmanson's projected share repurchases) compared to 4.38% for Washington Mutual), and (B) a stronger credit position (At December 31, 1996, Ahmanson had a ratio of non-performing assets to net loans plus other real-estate owned of 3.33% compared to 1.46% for Washington Mutual). The Great Western Board also noted that the Great Western's stockholders, as owners of approximately 50% of the Combined Company, would have the ability to realize the benefits of this strategic business combination (under the terms of the Ahmanson Proposal, Great Western's stockholders would own approximately 60% of a combined Great Western/Ahmanson (assuming a maximum exchange ratio of 1.2));

          (iii) the Great Western Board's review, based in part on presentations by its financial advisors and Great Western management, of (a) the strategy, business, operations, earnings and financial condition of Ahmanson on both a historical and a prospective basis and (b) the historical stock price performance of the Ahmanson common stock. In this regard, the Great Western Board noted that over the course of the past five years, Ahmanson has experienced relatively flat growth in earning assets and that loans and deposits have decreased. The Great Western Board also noted that Ahmanson has pursued different strategies than Great Western, including a strategy of consolidating its operations in California rather than attempting to diversify geographic risk. The Great Western Board also noted that a merger with Ahmanson would hinder many of the initiatives implemented by Great Western over the past few years in

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

     order to become more "bank-like" because Ahmanson had only recently begun to implement a similar strategic focus and the Great Western Board believed that Ahmanson's efforts in this respect lagged behind those of Great Western. In particular, the Great Western Board noted that Ahmanson (I) has had a business strategy that has emphasized, and continues to emphasize, stock repurchases and other financial strategies rather than core business growth as a key means of increasing earnings per share and stockholder value, (II) has, through a systematic program of branch acquisitions and divestitures, concentrated its operations in California, which concentration is inconsistent with Great Western's desire to achieve greater geographic diversification and stands in contrast to the strong Western United States franchise that a merger with Washington Mutual would bring and (III) has a higher risk profile with a greater exposure to multifamily loans and commercial real estate. With respect to the Great Western Board's observation described in (I) concerning Ahmanson's emphasis on stock repurchases, the Great Western Board noted the presentation of its financial advisors which indicated that Ahmanson had repurchased approximately 14.5% of its outstanding stock at December 31, 1994 over the course of 1995 and 1996 and had demonstrated relatively flat asset growth over the same period and that Ahmanson's projected repurchases, as set forth in the Original Ahmanson Proposal, did not appear to allow for additional asset growth. The foregoing review by the Great Western Board was based on publicly available information regarding Ahmanson and the Great Western Board and management's knowledge of Ahmanson's business and operations derived from years of competition with Ahmanson in California and Florida banking markets, and not on any direct face-to-face discussions with Ahmanson or its representatives;

          (iv) the Great Western Board noted that, based on the closing market prices of the Washington Mutual common stock and Ahmanson common stock on March 4, 1997, the implied per share value of the Exchange Ratio was $47.87 as compared to the implied per share value of the Original Ahmanson Proposal of $43.44. The Great Western Board also compared the implied per share value for the two offers on a historical longer-term basis and noted that, since July, 1996, the implied value of the Exchange Ratio was always greater than the implied value of the Original Ahmanson Proposal;

          (v) the Great Western Board reviewed commonly-used financial benchmarks that demonstrated that Washington Mutual had a higher level of asset quality, higher reserve coverage ratio, higher capital ratios, a better efficiency ratio (excluding amortization of intangibles and non-recurring items), a higher net interest margin and a greater rate of growth in earning assets, loans and deposits. The Great Western Board noted that Washington Mutual had increased its dividend over the past six consecutive quarters and, over a longer term, for every year since 1990. In contrast, the Great Western Board noted that Ahmanson had not increased its dividend since 1987. The Great Western Board also considered that the historical pro forma dividend for Great Western's stockholders would be higher in a merger with Ahmanson than in a merger with Washington Mutual;

          (vi) the financial presentation of its financial advisors (including presentations of pro forma financial information with respect to both the Washington Mutual/Great Western Merger and a merger of Great Western and Ahmanson and the implied value of the Exchange Ratio and the initial exchange ratio proposed by Ahmanson in the Original Ahmanson Proposal over certain historical periods) and (a) the written opinion of Goldman Sachs rendered on March 5, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western and (b) the written opinion of Merrill Lynch rendered on March 5, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western from a financial point of view. Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken are filed as Exhibits 6 and 7, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference;

          (vii) the Great Western Board compared reported earnings per share and cash earnings per share on a pro forma per share equivalent basis which, with the exception of cash earnings per share for 1997, indicated that higher per share values on an equivalent basis could be realized by the Combined Company compared to a combination of Ahmanson and Great Western;

          (viii) the anticipated cost savings and operating efficiencies available to Great Western and Washington Mutual as a combined institution following the Washington Mutual/Great Western Merger, the potential for revenue enhancements at the combined institution and the likelihood of achieving these cost savings, operating efficiencies and revenue enhancements relative to the likelihood that they could be achieved in a merger with Ahmanson;

          (ix) the anticipated cost savings and operating efficiencies available to Great Western and Ahmanson as a combined institution following a combination of the two institutions and the potential for revenue enhancements at the combined institution. In this regard, the Great Western Board considered that Ahmanson utilizes an information system which is outdated and is not compatible with Great Western's, which in turn could increase the difficulty of implementing the technology conversion required in such a merger on a timely basis and which would require significant expenditures. In contrast, Washington Mutual shares common information systems which should greatly facilitate the integration of the two companies' operations and the achievement of cost savings and operating efficiencies at a minimal cost and on a timely basis;

          (x) the significant experience of the senior management of Washington Mutual and its proven record of achieving cost savings, operating efficiencies and revenue enhancements in connection with the integration of acquired companies. In particular, the Great Western Board noted that Washington Mutual's current management team has successfully integrated numerous significant acquisitions since 1990 and that Washington Mutual had consummated more than 20 acquisitions over a longer period, including both in-market and out-of-market acquisitions of banks and thrifts of varying size. In contrast, Ahmanson's current management team, many members of which have been hired by Ahmanson within the past several years, has limited its focus to the acquisitions and divestitures of branches;

          (xi) the Great Western Board's concern, based upon presentations by its financial advisors and Great Western management, that, as a result of substantial share repurchases (during fiscal 1995 and 1996, Ahmanson is estimated to have repurchased 14.5% of its total outstanding shares as of December 31, 1994), Ahmanson's tangible common equity as a percentage of tangible assets, a ratio that Great Western's financial advisors believe is generally regarded by the investment community and by bank regulatory authorities as an indication of the relative capital strength of a financial institution, was among the lowest of any publicly traded thrift with assets in excess of one billion dollars. The Great Western Board expressed concern that Ahmanson's capital position, when combined with its loan loss reserve coverage, its exposure to multifamily loans and commercial real estate and its concentration of California-based assets, made Ahmanson particularly vulnerable to economic downturns and attendant decreases in credit quality. At December 31, 1996, Ahmanson and Washington Mutual had: (i) ratios of tangible common equity to tangible assets of 3.31% and 4.83%, respectively; and (ii) ratios of total capital (including capital securities, preferred and common stock) to total assets of 5.18% and 5.38%, respectively. The Office of Thrift Supervision (the "OTS") applies regulatory capital ratios only to savings associations and banks that it regulates and not to the holding companies of such associations or banks. At December 31, 1996, each of the respective subsidiary federal savings banks of Washington Mutual and Ahmanson were "well-capitalized" within the meaning of OTS rules and regulations. Washington Mutual Bank is subject to the capital requirements of the Federal Deposit Insurance Corporation (the "FDIC") and, at December 31, 1996, was "well-capitalized" within the meaning of FDIC rules and regulations.

          (xii) the Great Western Board's concerns that because the transaction contemplated by Ahmanson would be accounted for as a purchase rather than as a pooling of interests, (a) the combined institution would carry on its books a substantial amount of goodwill (and that the level of the combined institution's intangible assets (of which goodwill is the major component) to common equity would be amongst the highest in the financial services industry), which goodwill would have to be amortized and, as a result, would reduce reported earnings per share, and lead to a substantial difference between reported earnings per share and cash earnings per share and (b) a risk existed that the value of the Ahmanson common stock received by Great Western's stockholders in a merger with Ahmanson would decline if the market did not value Ahmanson with an emphasis on cash earnings rather than on reported earnings. In contrast, neither of these concerns were raised by the Washington Mutual/Great Western Merger, which will be accounted for as a pooling-of-interests;

          (xiii) the Great Western Board's belief regarding the impact of the Washington Mutual/Great Western Merger on Great Western's employees relative to their response to a transaction with Ahmanson, and the positive effect such impact could have on the business, financial condition and results of operations of the Combined Company and, conversely, the possible negative effect of such impact in a combination of Ahmanson and Great Western. The Great Western Board expressed concern that the low employee morale among Great Western employees concerning a merger with Ahmanson, which the Great Western Board believed was attributable to public statements by Mr. Rinehart relating to Ahmanson's intentions regarding such employees, could pose integration risks to a combined Great Western/Ahmanson;

          (xiv) the Great Western Board's belief, based on Washington Mutual's and Great Western's past history of community service and lending, that the Washington Mutual/Great Western Merger would have a positive impact on other non-stockholder constituencies, and the positive effect such impact could have on the business, financial condition and results of operations of the Combined Company;

          (xv) the Great Western Board's review, based in part on presentations by its financial advisors, of alternatives to the Washington Mutual/Great Western Merger and the Original Ahmanson Proposal, the range of possible values to Great Western's stockholders obtainable through implementation of such alternatives and the timing and likelihood of actually receiving such values;

          (xvi) the following additional factors which contributed to the Great Western Board's conclusion that the Washington Mutual/Great Western Merger is in the best interests of Great Western and its stockholders:

             (A) the results of the due diligence investigations regarding Washington Mutual;

             (B) the Great Western Board's assessment, with the assistance of counsel, concerning the likelihood that Washington Mutual would obtain all required regulatory approvals for the Washington Mutual/Great Western Merger;

             (C) the expectation that the Washington Mutual/Great Western Merger will generally be a tax-free transaction to Great Western and its stockholders;

             (D) the terms of the Merger Agreement, and certain other information regarding the Washington Mutual/Great Western Merger, including the terms and structure of the Washington Mutual/Great Western Merger and the proposed arrangements with respect to the board of the Combined Company following the Washington Mutual/Great Western Merger. With respect to the termination fee provided for in the Merger Agreement, the Great Western Board actively directed negotiations with a view to substantially reducing the fee and expense reimbursement provisions from those initially proposed by Washington Mutual in response to Great Western's draft merger agreement (which contained no termination fee or expense reimbursement). After being advised that Washington Mutual's final position was a condition to its merger proposal, the Great Western Board ultimately concluded that such provisions were necessary in order to secure a transaction that the Great Western Board believed to be superior to that proposed by Ahmanson. The Great Western Board also considered that Washington Mutual had informed Great Western that, in order to pursue a merger with Great Western, Washington Mutual would be foregoing significant business opportunities. The Great Western Board also noted that, although originally included in the proposal by Washington Mutual, Washington Mutual had dropped its request for reciprocal stock option agreements in connection with the Merger Agreement after negotiations with Great Western.

     On March 25, 1997, the Great Western Board convened with its legal and financial advisors to consider the Ahmanson Proposal, and determined not to authorize Great Western management to provide information to, or engage in negotiations or discussions with, Ahmanson. In reaching this determination, the Great

Western Board considered the factors listed above (other than the factor set forth in clause (iv) above) as well as additional factors, including:

          (i) the Great Western Board's review, based on a presentation by its financial advisors, of the terms of the Ahmanson Proposal;

          (ii) the Great Western Board's review, based on a presentation by its financial advisors, of Ahmanson's revised projections with respect to the amount of its share repurchase plan and the anticipated cost savings and revenue enhancements available to Great Western and Ahmanson as a combined institution;

          (iii) the Great Western Board's concern that Ahmanson's projected net income to common stock, contained in public filings by Ahmanson, for the period of October 1, 1997 through December 31, 1999, would be insufficient to cover the cost of Ahmanson's projected share repurchases and dividends for common stock for the same period, and that, as a result, Ahmanson's pro forma capital position would be further weakened;

          (iv) the financial presentation of its financial advisors and (a) the opinion of Goldman Sachs rendered on March 25, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western and (b) the opinion of Merrill Lynch rendered on March 25, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to Great Western's stockholders from a financial point of view. Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken, are set forth as Exhibits 8 and 9, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. Great Western's stockholders are urged to read these opinions carefully in their entirety;

          (v) the terms of the Merger Agreement that prohibit such negotiations unless the Great Western Board "after having consulted with and considered the advice of its financial advisors and outside counsel, has determined in good faith that the failure to do so would create a reasonable possibility of a breach of the fiduciary duties of the Great Western Board" and, after consultation with its financial advisors and outside counsel, the absence of such a determination by the Great Western Board;

          (vi) that the Great Western Board had made a determination to pursue a strategic business combination with Washington Mutual, rather than a sale of Great Western, and that no factors or combination of factors (including the recognition that, during the period of March 17 through March 24, 1997, the current nominal implied value of the Ahmanson Proposal was between 3 and 4.5% higher than that of the Exchange Ratio, although the average implied nominal value of the Ahmanson Proposal for the three month period ended March 24, 1997 (which was based on the average of the daily closing prices for such period) had been essentially the same as, and for the six month period ended March 24, 1997 (which was based on the average of the daily closing prices for such period) had been lower than, the implied value of the Exchange Ratio for the corresponding periods had come to its attention that altered its conclusion, formulated based on the factors described herein, that Washington Mutual was a more compelling strategic merger partner than Ahmanson and that the Washington Mutual merger presented Great Western's stockholders with a superior value opportunity; and

          (vii) the Great Western Board recognized its duty, and its continuing ability, to engage in careful, informed and disinterested decision making for the purpose of advancing the best interests of Great Western's stockholders.

     The foregoing discussion of the information and factors considered by the Great Western Board is not intended to be exhaustive. In reaching its determination to approve and recommend the Washington Mutual/Great Western Merger, during its consideration of the Ahmanson Proposal on March 25, 1997 and during its consideration of the Ahmanson Exchange Offer on May 19, 1997, the Great Western Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Great Western Board received the advice of its financial advisors and representatives of Skadden, Arps, Slate, Meagher & Flom LLP, the firm retained to serve as special counsel to Great Western, and Latham & Watkins, special counsel to the outside directors of Great Western.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Great Western has entered into letter agreements with Goldman Sachs and Merrill Lynch dated February 18, 1997 and February 25, 1997, respectively (collectively, the "Engagement Letters"). Pursuant to the Engagement Letters, Great Western agreed to pay each of Goldman Sachs and Merrill Lynch (i) a retainer of $1 million, (ii) a fee equal to .125% of the aggregate value of an acquisition transaction (which, as defined in each of the Engagement Letters, would include both the Washington Mutual/Great Western Merger and the Ahmanson Exchange Offer if consummated on the terms described in the Ahmanson Preliminary Prospectus) which is payable upon execution of a definitive agreement relating to such a transaction and (iii) a fee equal to .25% of the aggregate value of an acquisition transaction involving Great Western payable upon consummation of such transaction, against which the fee set forth in clauses (i) and (ii) above will be credited. Pursuant to the Engagement Letters, Great Western has paid each of Goldman Sachs and Merrill Lynch the $1 million retainer and a fee of $8.8 million upon execution of the Merger Agreement. Great Western also agreed to reimburse each of Goldman Sachs and Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its attorneys, and to indemnify each of Goldman Sachs and Merrill Lynch and certain related persons against certain liabilities, including certain liabilities under federal securities law, arising out of its engagement.

     Great Western has retained Georgeson & Company Inc. ("Georgeson") and Alan
M. Miller to assist Great Western in connection with its communications with its stockholders with respect to, and to provide other services to Great Western in connection with, the Washington Mutual/Great Western Merger and the Ahmanson Exchange Offer. Georgeson and Mr. Miller will each receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Great Western has agreed to indemnify each of Georgeson and Mr. Miller against certain liabilities arising out of or in connection with their engagement.

     Great Western has retained The Abernathy/MacGregor Group, Inc. ("Abernathy") as its public relations advisor in connection with the Washington Mutual/Great Western Merger and the Ahmanson Exchange Offer. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Great Western has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

     Except as set forth above, neither Great Western nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Washington Mutual/Great Western Merger or the Ahmanson Exchange Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of Great Western, no transactions in Great Western Common Stock have been effected during the past 60 days by Great Western or any executive officer, director, affiliate or subsidiary of Great Western.

     (b) To the best knowledge of Great Western, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender shares of Great Western Common Stock to Ahmanson pursuant to the Ahmanson Exchange Offer or to sell any shares of Great Western Common Stock that are owned beneficially or held of record by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) and (b). As described under Item 3(b) above, Great Western, Washington Mutual and NACI entered into the Merger Agreement on March 5, 1997. The terms of the Washington Mutual/Great Western Merger are more fully set forth in the Merger Agreement, which is incorporated herein by reference and filed as Exhibit 3, and in the Summary of the Joint Proxy Statement/Prospectus, which is filed as
Exhibit 12 and is incorporated herein by reference. A description of the background of the Washington Mutual/Great Western Merger is contained in Item 4 above.

     As more fully described in Item 4, at its May 19, 1997 meeting, the Great Western Board, by unanimous vote of those directors present, (i) reaffirmed its determination that the terms of the Washington Mutual/Great Western Merger are fair to, and in the best interests of, Great Western and its stockholders and
(ii) determined that the Ahmanson Exchange Offer is not in the best interests of Great Western and its stockholders and recommended that Great Western stockholders reject the Ahmanson Exchange Offer and not tender their shares of Great Western Common Stock pursuant to the Ahmanson Exchange Offer, if and when such offer is commenced. The factors considered by the Great Western Board in making its determinations with respect to the Washington Mutual/Great Western Merger, the Ahmanson Proposal and the Ahmanson Exchange Offer are described in
Item 4 above.

     At its May 19 meeting, the Great Western Board determined to postpone the occurrence of a Distribution Date (as defined in the Great Western Rights Plan) until such later date as determined by the Great Western Board.

     Except as described in this Item 7, Great Western is not engaged in any negotiation in response to the Ahmanson Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Great Western or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of Great Western or any of its subsidiaries, (iii) a tender offer for or other acquisition or securities by or of Great Western or (iv) a material change in the present capitalization or dividend policy of Great Western.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Litigation. On February 18, 1997, Ahmanson filed a Verified Complaint for Declaratory and Injunctive Relief against Great Western and its directors (the "Ahmanson Complaint") in the Court of Chancery of the State of Delaware. The Ahmanson Complaint is entitled H. F. Ahmanson & Company v. Great Western Financial Corp., et al., Del. Ch., C.A. No. 15547. The Ahmanson Complaint alleges, among other things, that: (i) the defendants have breached their fiduciary duties with respect to the Great Western Rights Plan; (ii) the adoption of any defensive measure by the defendants which has the effect of impeding, thwarting, frustrating or interfering with the Ahmanson Proposal would constitute a breach of the defendants' fiduciary duties; and (iii) the individual directors of Great Western have breached their fiduciary duties with respect to Section 203 of the Delaware General Corporation Law (the "Delaware Business Combination Statute").

     Ahmanson seeks declaratory and injunctive relief as follows: (i) an order enjoining the defendants from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Ahmanson Proposal; (ii) an order compelling the defendants to redeem the rights associated with the Great Western Rights Plan or to amend the Great Western Rights Plan so as to make it inapplicable to the Ahmanson Proposal; (iii) an order enjoining the defendants from taking any action pursuant to the Great Western Rights Plan that would dilute or interfere with Ahmanson's voting rights or otherwise discriminate against Ahmanson; (iv) an order compelling the defendants to approve the Ahmanson Proposal for the purposes of the Delaware Business Combination Statute; (v) an order enjoining the defendants from taking any action to enforce or apply the Delaware Business Combination Statute that would impede, thwart, frustrate or interfere with the Ahmanson Proposal; and
(vi) an order awarding Ahmanson its costs and expenses in the action.

     On February 26, 1997, Great Western and the individual defendants filed their Answer, and Affirmative Defenses to the Ahmanson Complaint and Great Western and the individual defendants filed its Counterclaims to the Ahmanson Complaint. In the Answer, Great Western and the individual defendants denied all of the material allegations raised by the Ahmanson Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Complaint fails to state a claim on which relief can be granted; and (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to Court with unclean hands. In its Counterclaims to the Ahmanson Complaint, Great Western seeks, among other things, declaratory and injunctive relief, including dismissal of the Ahmanson Complaint with prejudice and denial of the relief requested by Ahmanson. Ahmanson and Great Western have commenced discovery. Great Western and Ahmanson are currently in the process of responding to reciprocal requests for documents.

     Between February 18, 1997 and February 26, 1997, six complaints (the "Complaints") were filed against Great Western and its directors in the Court of Chancery of the State of Delaware. Those complaints are entitled: Isquith v. Great Western Financial Corp., et al., Del. Ch., C.A. No. 15549; Lewis v. Maher, et al., Great Western Financial Corp., Del. Ch., C.A. No. 15555; Bildstein v. Great Western Financial Corp., et al., Del. Ch., C.A. No. 15556; Utternreither
v. Great Western Financial Corp., et al., Del. Ch., C.A. No. 15557; Zupnick v. Maher, et al., Great Western Financial Corp., Del. Ch., C.A. No. 15561; Schacter
v. Maher, et al., Great Western Financial Corp., Del. Ch., C.A. No. 15577. Each action was brought on behalf of the plaintiff, individually, and as a purported class action on behalf of all stockholders of Great Western. The Complaints allege, among other things, that the defendants are violating their fiduciary duties owed to the stockholders of Great Western with respect to the Ahmanson Proposal. The plaintiffs generally seek: (i) an order declaring that the action may be maintained as a class action; (ii) an order preliminarily and permanently enjoining the defendants to consider and negotiate with respect to all bona fide offers or proposals for Great Western or its assets, in the best interests of Great Western's stockholders; and (iii) compensatory damages, the costs and disbursements of the action and such other and further relief as may be just and proper. In addition, certain plaintiffs seek judgments ordering Great Western's directors, individually, to announce their intention with respect to certain matters relating to the Ahmanson Proposal. Great Western and its directors deny the operative allegations of the Complaints and will file responses thereto as appropriate; however, answers have not been filed.

     On March 7, 1997, Ahmanson filed a Motion for Leave to File Amended and Supplemental Complaint against Great Western and its directors (the "Ahmanson Supplemental Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the Ahmanson Complaint, the Ahmanson Supplemental Complaint further alleges, among other things, that: (i) the defendants have failed to create a level playing field by discriminatorily favoring other potential bidders to the exclusion of Ahmanson and by entering into the Merger Agreement; (ii) the defendants have actively and unlawfully sought to thwart its stockholders from exercising certain of their rights for the purpose of entrenchment; (iii) the defendants have failed to find the best value reasonably available; and (iv) the defendants have irreparably harmed Ahmanson by depriving it of the unique opportunity to acquire Great Western. Consequently, Ahmanson seeks additional declaratory and injunctive relief enjoining Great Western and the individual defendants from, among other things, discriminating against Ahmanson, delaying the Annual Meeting, or taking steps to consummate the Washington Mutual/Great Western Merger or other transactions with Washington Mutual.

     On March 14, 1997, a complaint (an "Additional Complaint") was filed against Great Western and its directors in the Court of Chancery of the State of Delaware entitled Ullman v. Maher, et al., Great Western Financial Corp., Del. Ch., C.A. No. 15561. The Additional Complaint was brought on behalf of the plaintiffs, individually, and as a purported class action on behalf of all stockholders of Great Western. The Additional Complaint alleges, among other things, that the defendants are violating their fiduciary duties owed to the stockholders of Great Western by failing to hold an open and fair auction of Great Western, failing to negotiate the acquisition of Great Western with all interested parties, and failing to provide a level playing field through the use of a termination fee in the Merger Agreement and employment of a "poison pill." The plaintiffs generally seek: (i) an order declaring that the action may be maintained as a class action; (ii) an order that the defendants carry out their fiduciary duties and requiring them to respond in good faith to all bona fide potential acquirors of Great Western; (iii) an order preliminarily and permanently enjoining implementation of Great Western's poison pill; (iv) an order rescinding the severance agreements to be paid to the defendants and the termination fee to be made to Washington Mutual; and (v) the costs and disbursements of the action and such other and further relief as may be just and proper. Great Western and its directors deny the operative allegations of the Additional Complaint; however, an answer has not yet been filed.

     On March 18, 1997, Fred T. Isquith, Harris Lewis, Bernard Bildstein, Charles Uttenreither and Emil Schachter filed an Amended Class Action Complaint against Great Western and its directors in the Court of Chancery of the State of Delaware (the "Amended Class Action Complaint"). The Amended Class Action Complaint alleges, among other things, that: (i) the individual defendants are violating their fiduciary duties owed to plaintiffs and other members of the class with respect to the Ahmanson Proposal; (ii) the individual defendants have violated their fiduciary duties with respect to certain actions taken in connection with the proposed merger between Great Western and Washington Mutual; and (iii) the individual defendants are acting to entrench themselves by favoring Washington Mutual at the expense and to the detriment of the public stockholders of Great Western. The plaintiffs seek judgments: (i) declaring that the action is a proper class action and certifying plaintiffs as class representatives; (ii) ordering the individual defendants to announce their intention with respect to certain matters relating to, among other things, the maximization of stockholder value and the employment of the Great Western Rights Plan; (iii) enjoining any transaction between Great Western and Washington Mutual which does not maximize stockholder value; (iv) declaring the approval of the termination fee to be paid to Washington Mutual in the event that the Merger Agreement is terminated to be a breach of fiduciary duty and rescinding it; (v) ordering the individual defendants, jointly and severally, to account to plaintiffs and the class for all damages suffered as a result of the acts and transactions alleged in the Amended Class Action Complaint; and (vi) awarding plaintiffs the costs and disbursements of the action and granting such other and further relief as may be just and proper. Great Western and its directors deny the operative allegations of the Amended Class Action Complaint; however, an answer has not yet been filed.

     On March 21, 1997, Ahmanson filed a second Motion for Leave to File Amended and Supplemental Complaint against Great Western and its directors (the "Ahmanson Second Supplemental Complaint") in the Court of Chancery of the State of Delaware and on April 14, 1997, pursuant to a stipulation among the parties, Ahmanson filed the Ahmanson Second Supplemental Complaint. In addition to the allegations made in the Ahmanson Complaint and the Ahmanson Supplemental Complaint, the Ahmanson Second Supplemental Complaint further alleges, among other things, that: (i) Great Western is attempting to impede Ahmanson's solicitation of consents from Great Western stockholders with respect to certain proposals by not recognizing March 13, 1997 (which was the record date for Ahmanson's original proposals set by the Great Western Board in accordance with Great Western's By-laws) as the record date for Ahmanson's solicitation of consents for two additional proposals (the "New Ahmanson Proposals"), with respect to which, to date, Great Western has not received a request from Ahmanson to fix a record date; and (ii) Great Western has failed to make full disclosure of matters relating to the availability of the pooling of interests method of accounting for the Washington Mutual/Great Western Merger. Consequently, Ahmanson seeks additional declaratory and injunctive relief compelling Great Western and the individual defendants to, among other things,
(i) recognize March 13, 1997 as the record date for Ahmanson's solicitation of consents for the New Ahmanson Proposals; and (ii) disclose certain information that Ahmanson alleges relates to the availability of pooling of interests accounting for the Washington Mutual/Great Western Merger. A description of Ahmanson's consent solicitation is more fully set forth on pages 3-5 of the Annual Meeting Proxy Statement, which is filed as Exhibit 13 and is incorporated herein by reference.

     On April 9, 1997, Ahmanson filed a Complaint against Great Western pursuant to Section 225 of the DGCL (the "225 Complaint") in the Court of Chancery of the State of Delaware entitled H. F. Ahmanson & Company v. Great Western Financial Corp., Del. Ch., C.A. No. 15650. The 225 Complaint alleges, among other things, that written consents executed by the record holders of a majority of the Great Western Common Stock outstanding on March 13, 1997 were delivered to Great Western on April 9, 1997 that were effective at the time of delivery to adopt a by-law amendment that would require that Great Western hold its annual meeting of stockholders on the fourth Tuesday in April or within two weeks thereof (the "Annual Meeting By-law"). Ahmanson seeks an order (i) declaring that the Annual Meeting By-law was duly and validly adopted on April 9, 1997; and (ii) compelling Great Western to hold the Annual Meeting on or before May 6, 1997 (which was 14 days after April 22, 1997, the fourth Tuesday in April).

     On April 11, 1997, Ahmanson filed an Amended Complaint against Great Western and, additionally, its directors (the "Amended 225 Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the 225 Complaint, the Amended 225 Complaint alleges, among other things, that: (i) the Annual Meeting By-law was effective at the time the consents were delivered; and (ii) by their actions in announcing a May 9, 1997 record date and setting the Annual Meeting for June 13, 1997, Great Western's directors violated the Annual Meeting By-law and the provision of Great Western's By-laws regarding special meetings, thereby breaching their fiduciary duties. In addition to the relief sought in the 225 Complaint,

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

Ahmanson seeks an order enjoining Great Western from scheduling or holding any vote on any proposed transaction, including but not limited to the Washington Mutual/Great Western Merger, prior to two weeks following the certification of the election of directors.

     On April 18, 1997, Ahmanson filed a Motion for Leave to File a Second Amended Complaint against Great Western and its directors (the "Second Amended 225 Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the 225 Complaint and the Amended 225 Complaint, the Second Amended 225 Complaint further alleged, among other things, that the Great Western directors breached their fiduciary duties and engaged in "unlawful manipulation of the corporate machinery" by changing the date of the Annual Meeting. Consequently, Ahmanson seeks additional injunctive relief enjoining Great Western from scheduling or holding any vote on any proposed transaction, including but not limited to the Washington Mutual/Great Western Merger, for a "reasonable time" following the election of directors and enjoining Great Western from failing to comply with the Great Western By-laws regarding special meetings.

     On April 25, 1997, the Court of Chancery of the State of Delaware (i) granted, in part, Great Western and its directors' April 16, 1997 Motion to Dismiss and for a Protective Order by dismissing, insofar as it sought injunctive relief before the date of the Annual Meeting, Ahmanson's claim in the Second Amended 225 Complaint that the Great Western directors breached their fiduciary duties by manipulating the corporate machinery; and (ii) ordered limited discovery concerning the scheduling of the Annual Meeting for June 13, 1997.

     On April 28, 1997, Great Western filed a Complaint for Declaratory and Injunctive Relief against Ahmanson in the Court of Chancery of the State of Delaware entitled Great Western Financial Corp. v. H. F. Ahmanson & Company, Del. Ch., C.A. No. 15680. On April 29, 1997, Great Western filed an Amended Complaint for Declaratory Relief against Ahmanson (the "Amended Great Western Complaint") in the Court of Chancery of the State of Delaware. The Amended Great Western Complaint alleges, among other things, that an approximately 5.2 million share double vote occurred in connection with the Ahmanson consent solicitation resulting in a substantial overvote, that certain revocations and abstentions were not properly given effect and that certain Ahmanson consent cards indicating consent to one or more but not all of the proposals for which Ahmanson was soliciting consents were improperly counted as having consented to all of such proposals. Great Western seeks, among other things, an order declaring that there was an overvote entitling the inspectors of election to consider extrinsic evidence concerning the duplicate vote of approximately 5.2 million shares, that the revocations and abstentions at issue revoked consent only as to the specific proposals marked. On May 1, 1997, Great Western and Ahmanson each requested that the independent inspectors retabulate the vote without giving effect to the double-counted shares and recertify the results of the Ahmanson consent solicitation.

     On May 1, 1997, Fred T. Isquith, Harry Lewis, Bernard Bildstein, Charles Uttenreither and Emil Schachter filed a Motion for Leave to File Second Amended Class Action Complaint against Great Western and its directors in the Court of Chancery of the State of Delaware (the "Second Amended Class Action Complaint"). The Second Amended Class Action Complaint further alleges, among other things, that the defendants are: (i) violating their fiduciary duties by wrongfully manipulating the proxy solicitation machinery; (ii) failing to timely call a stockholder meeting in contravention of Great Western's By-laws; and (iii) interfering with and delaying the consideration of a slate of directors proposed by Ahmanson for election to the Great Western Board. Consequently, the plaintiffs seek additional relief including, among other things: (i) an order that the Great Western Board refrain from taking any action which impedes or interferes with the voting rights of Great Western stockholders; and (ii) an order that the Great Western Board schedule a stockholder meeting to elect directors on May 6, 1997 or as soon thereafter as practicable. The parties have agreed to initiate discovery on a limited basis.

     On May 6, 1997, Great Western and the individual defendants filed their Answer and Affirmative Defenses to the Ahmanson Second Supplemental Complaint. In the Answer, the defendants denied all of the material allegations raised by the Ahmanson Second Supplemental Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Second Supplemental Complaint fails to state a claim on which

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

relief can be granted; (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to the Court with unclean hands; and (iii) Ahmanson's claims are not ripe.

     On May 7, 1997, Great Western and the individual defendants filed their Answer and Affirmative Defenses to the Ahmanson Second Amended 225 Complaint. In the Answer, the defendants denied all of the material allegations raised by the Ahmanson Second Amended 225 Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Second Amended 225 Complaint fails to state a claim on which relief can be granted; (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to the Court with unclean hands; and (iii) Ahmanson's claims are not ripe.

     On May 8, 1997, Ahmanson submitted a letter (the "May 8 Letter") to the Court of Chancery of the State of Delaware relating to its claims in the Second Amended 225 Complaint. In the May 8 Letter, Ahmanson (i) states that it is no longer seeking to advance the date of the Annual Meeting forward from June 13, 1997, and (ii) requests that the Court require that the separate special meeting of stockholders of Great Western at which the Washington Mutual/Great Western Merger will be voted upon occur no earlier than six weeks after certification of the results of the Annual Meeting.

     On May 13, 1997, Ahmanson filed a motion with the Court of Chancery of the State of Delaware seeking to require a six-week gap between the certification of results of the election of directors at the Annual Meeting and the vote by the Great Western's stockholders on the Washington Mutual/Great Western Merger. The Court will hear the motion on May 30, 1997 and discovery has commenced with respect thereto.

     Great Western and its directors intend to vigorously defend the claims in the Ahmanson Complaint, the Ahmanson Supplemental Complaint, the Complaints and the Additional Complaint, the Amended Class Action Complaint, the Ahmanson Second Supplemental Complaint, the 225 Complaint, the Amended 225 Complaint and the Second Amended Class Action Complaint.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1:    Pages 17-33 from the Annual Meeting Proxy Statement.
Exhibit 2:    Pages 70-75 from the Joint Proxy Statement/Prospectus.
Exhibit 3:    Agreement and Plan of Merger, dated as of March 5, 1997, by and among Washington
              Mutual, NACI and Great Western (incorporated herein by reference to Appendix A to the Joint Proxy Statement/Prospectus).
Exhibit 4:    Letter to Stockholders of Great Western, dated May 20, 1997.
Exhibit 5:    Press Release issued by Great Western, dated May 20, 1997.
Exhibit 6:    Opinion of Goldman, Sachs & Co., dated March 5, 1997.
Exhibit 7:    Opinion of Merrill Lynch & Co., dated March 5, 1997.
Exhibit 8:    Opinion of Goldman, Sachs & Co., dated March 25, 1997.
Exhibit 9:    Opinion of Merrill Lynch & Co., dated March 25, 1997.
Exhibit 10:   Opinion of Goldman, Sachs & Co., dated May 19, 1997.
Exhibit 11:   Opinion of Merrill Lynch & Co., dated May 19, 1997.
Exhibit 12:   Summary from the Joint Proxy Statement/Prospectus.
Exhibit 13:   Pages 3-5 from the Annual Meeting Proxy Statement.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GREAT WESTERN FINANCIAL
                                          CORPORATION

                                          By: /s/ J. LANCE ERIKSON
                                            ------------------------------------
                                            J. Lance Erikson
                                            Executive Vice President, Secretary
                                            and General Counsel

Dated: May 19, 1997

Exhibit 1:    Pages 17-33 from the Annual Meeting Proxy Statement.
Exhibit 2:    Pages 70-75 from the Joint Proxy Statement/Prospectus.
Exhibit 3:    Agreement and Plan of Merger, dated as of March 5, 1997, by and among Washington
              Mutual, NACI and Great Western (incorporated herein by reference to Appendix A to the Joint Proxy Statement/Prospectus).
Exhibit 4:    Letter to Stockholders of Great Western, dated May 20, 1997.
Exhibit 5:    Press Release issued by Great Western, dated May 20, 1997.
Exhibit 6:    Opinion of Goldman, Sachs & Co., dated March 5, 1997.
Exhibit 7:    Opinion of Merrill Lynch & Co., dated March 5, 1997.
Exhibit 8:    Opinion of Goldman, Sachs & Co., dated March 25, 1997.
Exhibit 9:    Opinion of Merrill Lynch & Co., dated March 25, 1997.
Exhibit 10:   Opinion of Goldman, Sachs & Co., dated May 19, 1997.
Exhibit 11:   Opinion of Merrill Lynch & Co., dated May 19, 1997.
Exhibit 12:   Summary from the Joint Proxy Statement/Prospectus.
Exhibit 13:   Pages 3-5 from the Annual Meeting Proxy Statement.

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